Mail Stop 7010



July 5, 2005


Via U.S. mail and facsimile

Mr. Timothy P. Scanlan
General Counsel
Mestek, Inc.
260 North Elm Street
Westfield, MA 01085


Re: 	Mestek, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 23, 2005
File No. 001-00448


Dear Mr. Scanlan:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

Cover Page of Schedule 14C

1. We reviewed your response to comment 4 of our letter dated May
25,
2005. It does not appear that you have revised your cover page to reflect the information disclosed in your response. Please revise accordingly.

Summary

2. We note your response to prior comment 11. Please revise your disclosure to briefly specify the measure(s) upon which you base your statement that you are a leading manufacture of flexible metal hose.
Unaudited Pro Forma Financial Statements

3. Please correct the following typographical errors:

* On page 36, please align the adjustment of $(1,732) to intercompany receivable from parent under the adjustment column, instead of the historical column.

* On page 36, please change the reference to the adjustment of
$1,716
to paid in capital to (3), instead of (1).

* In the introductory paragraph on page 37, please revise your disclosures to indicate that your pro forma balance sheet gives effect to the spin-off as if it occurred on March 31, 2005.

4. We have reviewed your response to comment 28 of our letter dated
May 25, 2005.  In the disclosures to income statement adjustment
(4),
please clarify the purpose of the pro forma adjustment of 1,110 shares to basic weighted average shares outstanding. It appears that this adjustment reflects the assumption that the President and Senior
Vice President exercised their options on January 1, 2004.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

5. We reviewed your response to comments 34 and 36 of our letter dated May 25, 2005. It does not appear that your non-GAAP financial measure complies with the requirements of Item 10(e) of Regulation S-
K, as you are excluding certain items that appear to be recurring. Please revise accordingly. In preparing your response, please see Question 8 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which is available on our website at www.sec.gov.

Our Management
Committees of the Board of Directors

6. Please identify the members of each committee of the board of directors.

Report of Independent Registered Public Accounting Firm, page F-1

7. Please include a report from your auditors that:

* Excludes the preamble regarding the stock split, as it appears that you completed your stock split on June 23, 2005.
* Includes the dual-date for notes 1 and 14, given that the stock split has now been completed.

* Includes, in the second paragraph, the statement "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." See Center for Public Company Audit Firms Alert #46, dated March 22, 2005.

Draft Tax Opinion

8. We note counsel`s opinion here and in the information statement that neither Mestek nor its security holders should recognize any
gain or loss as a result of the spin-off.   Since counsel is
providing a "should" opinion instead of a "will" opinion, counsel must (i) explain why it cannot give a will opinion, (ii) describe the degree of uncertainty in its opinion and (iii) provide risk factor and other appropriate disclosure in the "U.S. Federal Income Tax Consequences" section setting forth the risks to investors from obtaining a "should" opinion.

9. We reference your statements in the last and next to last paragraphs that you assume no obligation to update the opinion and that the opinion is as of the date hereof. Please note that either the opinion must be dated as of the date of effectiveness or you must delete these sentences.

10. Please delete the information set forth in the third clause of the last paragraph since security holders must be entitled to rely on the opinion.

*	*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in its filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Nilima Shah, Accounting Branch Chief, at
(202)
551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief
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Mr. Timothy P. Scanlan
Mestek, Inc.
July 5, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE